Mail Stop 4561

January 31, 2007

VIA USMAIL and FAX (818) 848-4016

Mr. Howard Livingston
Chief Financial Officer
Centerstaging Corporation
3407 Winona Avenue
Burbank, California 91504

      Re: **Centerstaging Corporation**
             Form 10-KSB for the year ended 6/30/2006
             Filed on 9/28/2006
             File No. 000-50955

Dear Mr. Howard Livingston:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED 6/30/2006

Financial Statements and Notes

Note 4 Equity Transactions

C. Issuance of Securities to Third Parties for Services, page 45

1.   Please refer to the disclosure relating to the August 17, 2005 issuance of common stock to consultants in connection with merger. Explain to us your basis in GAAP for valuing this issuance at the same conversion price received by the holders of the convertible notes and how you considered paragraphs 8-10 of SFAS 123 and EITF 96-18 in determining the fair value of this issuance. It appears from note 4.A. that the conversion terms of the notes (i.e., 50% of the market price) had been reached before the merger date (i.e., before August 17, 2005).

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

*   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant